06009585

SECU[illegible] SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31691

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2005 (MM/DD/YY) AND ENDING 6/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Confidential Management Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 WEST BEG BEAVER, SUITE 320
(No. and Street)

TROY (City) MICHIGAN (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CRAIG ADAMS 248-540-7511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TASSONI, JAMES D.
(Name – *if individual, state last, first, middle name*)

30150 TELEGRAPH, SUITE 371 (Address) BINGHAM FARMS (City) MICHIGAN (State) 48025-5709 (Zip Code)

PROCESSED
AUG 25 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 14 2006
WASH, D.C.
151

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CRAIG MAXWELL ADAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC., as of AUGUST 8, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

JOHN F. NOONAN
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Jun 26, 2011
ACTING IN COUNTY OF

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

For the Year Ended June 30, 2006

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

	Page Number
Independent Auditor's Report	1
Financial Statements:	
Balance Sheet	2
Statement of Changes in Stockholders' Equity	3
Statement of Income	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplemental Material:	
Independent Auditors Report on Supplemental Information	8
Statement of Computation of Minimum Capital Requirements	9

CERTIFIED PUBLIC ACCOUNTANTS
30150 TELEGRAPH ROAD • SUITE 371
BINGHAM FARMS, MI 48025
(248) 642-0455 • FAX (248) 642-5886
Email: JDTCPA1@hotmail.com

TASSONI & ASSOCIATES, P.C.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Confidential Management Financial Services, Inc.
Troy, Michigan

We have audited the accompanying balance sheet of Confidential Management Financial Services, Inc., as of June 30, 2006, and the related statements of changes in stockholders' equity, income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Confidential Management Financial Services, Inc., as of June 30, 2006, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Tassoni & Associates, P.C.
Tassoni & Associates, P.C.
Certified Public Accountants

July 20, 2006

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

BALANCE SHEET
June 30, 2006

ASSETS

Cash and Equivalents	$ 12,390
Prepaid Insurance	527
Total Assets	$ 12,917

STOCKHOLDERS EQUITY

Common Stock, $1 Par Value		
Authorized	50,000 Shares	
Issued and Outstanding	10,000 Shares	$ 10,000
Retained Earnings		2,917
Total Stockholders Equity		$ 12,917
Total Liabilities and Stockholders Equity		$ 12,917

See Accountants' Audit Report

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the Year Ended June 30, 2006

	Common Stock	Retained Earnings	Total Stockholders Equity
Balance July 1, 2005	$ 10,000	$ 2,959	$ 12,959
Net Loss		(42)	(42)
Balance, June 30, 2006	$ 10,000	$ 2,917	$ 12,917

See Notes to Financial Statements

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

STATEMENT OF INCOME
For the Year Ended June 30, 2006

Revenues:	
Fees	$ 78,559
Total Revenue	$ 78,794
Operating Expenses:	
Administrative Services	$ 65,757
Commissions	7,111
Regulatory Expense	5,012
Insurance Expense	931
Miscellaneous Expense	25
Total Operating Expenses	$ 78,836
Income From Operations	(277)
Interest Income	235
Net Loss	$ (42)

See Notes to Financial Statements

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2006

Operating Activities Cash Flows:	
Net Loss	$ (42)
Adjustments to Reconcile Net Income to Net Cash Operating Activities Cash Flows:	
Decrease in prepaid insurance	42
Total Adjustments	$ 42
Net Operating Activities Cash Flows	$ -0-
Net Change in Cash	-0-
Cash, July 1, 2005	12,390
Cash, June 30, 2006	$ 12,390

See Notes to Financial Statements

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

NOTES TO FINANCIAL STATEMENTS
June 30, 2006

Note A: Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

Business:

Confidential Management Financial Services, Inc. (CMFS) is a registered broker-dealer of securities and a member of the National Association of Securities Dealers, Inc. (NASD).

CMFS sells mutual funds, life insurance policies, variable annuities and some direct participation programs. SEC Rule 15c3-1 details the net capital requirements the Company must meet. CMFS has adopted the $5,000 minimum net capital requirement contained in that rule. This rule places significant restrictions on the manner in which it must handle customer funds and transact its business. The Company does not collect any cash. Cash is paid by the customers directly to the issuing entities. The Company also does not hold any securities for customers or effect any financial transactions with its customers. It, therefore, conforms to the exemption provision contained in rule 15c3-3.

Cash and Equivalent:

Cash and equivalent includes cash in banks and a certificate of deposit maturing in less than sixty days.

Revenue Recognition:

The Company records revenue when earned. Generally, the earning process is not complete until investments, placed on behalf of its customers, are accepted by the investment sponsor.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

NOTES TO FINANCIAL STATEMENT
June 30, 2006

Note B: Related Parties:

CMFS has entered into an agreement with its stockholders whereby the stockholders have assigned to CMFS all of their rights and interest in all commissions, concessions and other fees earned or due him through his activities as a Registered Representative of CMFS in consideration of his association as a Registered Representative of CMFS. Revenues earned under this agreement totaled $77,075 for the year ended June 30, 2006.

CMFS is related by common ownership to Confidential Management Services, Inc. (CMS). CMFS has entered into a contract with CMS, whereby CMS provides administrative and office support services to CMFS. The contract provides that payment for these services shall approximate all commissions, concessions and other revenues earned by CMFS as a result of its securities activities, except for fees earned as the result of direct participation programs. At such time that CMFS shall participate in the sale of direct participation programs, any additional support services necessary and provided by CMS shall be subject to a separate agreement at negotiated fees. Amounts paid by CMFS under this contract totaled $65,757 for the year ended June 30, 2006.

Note C: AML Program:

Pursuant to NASD regulations, the Company adapted the required Anti-Money Laundering program. The Company has complied with the approved program during the year in all material respects.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

STATEMENT OF COMPUTATION OF MINIMUN CAPITAL REQUIREMENTS
For the Year ended June 30, 2006

Total Assets	$ 12,917
Total Liabilities	-0-
Adjusted Net Capital	$ 12,917
Minimum Capital Required	5,000
Excess Net Capital	$ 7,917

The information on this statement is in agreement in all material respects with the unaudited Focus Report 2-A filed by the Company as of June 30, 2006.

See Auditor's Report on Supplemental Information